Exhibit 99.4

Centurion Energy International Inc.
800 Bow Valley Square II
205 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

March 22, 2002
Alberta Securities Commission Continuous Disclosure 21st Floor, 10025 Jasper Avenue Edmonton, Alberta T5K 3Z5	Ontario Securities Commission Suite 800, Box 55 20 Queen Street West Toronto, Ontario M5H 3S8

Saskatchewan Securities Commission 8th Floor 1914 Hamilton Street Regina, Saskatchewan S4P 3V7	British Columbia Securities Commission 200 - 865 Hornby Street Vancouver, British Columbia V6Z 2H4

Manitoba Securities Commission 1128 - 405 Broadway Winnipeg, Manitoba R3C 3L6	Quebec Securities Commission Stock Exchange Tower 800 Victoria Square P.O. Box 246, 17th Floor Montreal, Quebec H4Z 1G3

Dear Sirs:

Re: Centurion Energy International Inc. - Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Centurion Energy International Inc. (the "Corporation"). This letter is itemized in the same manner as the form required by the Securities Act (Alberta), Securities Act (British Columbia), Securities Act (Saskatchewan), Securities Act (Manitoba), Securities Act (Ontario) and Securities Act (Quebec).

Concurrent with this filing, this letter is being filed with The Toronto Stock Exchange, being the only exchange on which the Corporation's shares are listed.

Item 1 - Reporting Issuer

Centurion Energy International Inc.
800 Bow Valley Square II
205 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Item 2 - Date of Material Change

The material change occurred on or about March 16, 2002.

Item 3 - Publication of Material Change

A press release was issued on March 21, 2002 through the facilities of Canadian Corporate News.

Item 4 - Summary of Material Change

The Corporation announces that it and its joint development partner, Caterpillar Power Ventures International Inc., a subsidiary of Caterpillar Inc. (NYSE-CAT), have closed a $20.2 million US limited-recourse project financing. A London-based bank and a Tunis-based bank each provided $10.1 million US of the total credit facility.

The proceeds of the project financing will be used to fund a portion of the construction costs of a 27 megawatt electric generating power plant currently under construction in south central Tunisia near the port of Zarzis adjacent to Centurion's existing El Biban production facility. The total cost of the power plant is projected to be approximately $29 million US. The power plant operating as " Societe D'Electricite D'El Bibane " (SEEB) is jointly owned 50% by Centurion and 50% by Caterpillar. Construction of the power plant is approximately 70% complete with full operations currently scheduled to commence by the end of June 2002.

Item 5 - Full Description of Material Change

The Corporation announces that it and its joint development partner Caterpillar Power Ventures International Inc., a subsidiary of Caterpillar Inc. (NYSE-CAT), have closed a $20.2 million US limited-recourse project financing. A London-based bank and a Tunis-based bank each provided $10.1 million US of the total credit facility.

The proceeds of the project financing will be used to fund a portion of the construction costs of a 27 megawatt electric generating power plant currently under construction in south central Tunisia near the port of Zarzis adjacent to Centurion's existing El Biban production facility. The total cost of the power plant is projected to be approximately $29 million US. The power plant operating as " Societe D'Electricite D'El Bibane " (SEEB) is jointly owned 50% by Centurion and 50% by Caterpillar. Construction of the power plant is approximately 70% complete with full operations currently scheduled to commence by the end of June 2002.

The power plant is the first power plant in Tunisia to be constructed under legislation allowing independent power operations to utilize natural gas from marginal gas fields. In the case of the Zarzis power plant, in excess of six million cubic feet per day of natural gas from Centurion's Ezzaouia field and El Biban field will be used as feed stock for the power plant. This natural gas is currently being flared. Electricity generated from the plant will be sold to La Societe Tunisienne d'Electricite et du Gaz ("STEG"), the Tunisian national power company, under a long term power purchase contract.

Approximately three million cubic feet per day of natural gas will be utilized from each of the Ezzaouia field (Centurion 31.4% working interest) and the El Biban field (Centurion 73.8 % working interest). Initial gas deliveries to the power plant will add approximately 525 boepd to Centurion's daily production volumes. Centurion's share of production is expected to increase over the life of the power plant to approximately 740 boepd as decreasing volumes supplied by the Ezzaouia field are replaced by higher production volumes from the El Biban field. Including Centurion's share of project cash flow after debt service on the power plant and the agreed direct gas price of $ 0.30 per mmbtu escalating at 1.5% per annum, approximately $1.20 US per mcf will be realized on gas sales.

Centurion's equity participation in the plant constituted a qualifying investment under the Tunisian Reinvestment Reserve Tax Deferral Plan. This investment extinguished a tax liability due from Centurion to the Tunisian government of approximately $2.8 million US.

Item 6

Not applicable.

Item 7

Not applicable.

Item 8 - Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

                Barry Swan, Vice-President, at (403) 263-6002

Item 9 - Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at the City of Calgary, in the Province of Alberta, this 22nd day of March, 2002.

CENTURION ENERGY INTERNATIONAL INC.
Per : /s/ Barry W. Swan
Barry W. Swan
Vice-President

cc. The Toronto Stock Exchange